3/1/06 SS

SEC 06002316 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH D.C.

SEC FILE NUMBER
8- 52097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NewPoint Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 North Canon Drive, Suite 100
(No. and Street)

Beverly Hills, (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Farahi 310-276-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/06

OATH OR AFFIRMATION

I, John Farahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewPoint Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

Title of Document: Annual Audited Report Form X-17A-5 Part III

Date of Document: Feb 07, 2006

State of California)

County of Los Angeles)

On Feb 07, 2006 before me, GITA N. TINNEY, Notary Public, personally appeared John Farahi

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature Gita N. Tinney

GITA N. TINNEY
Commission # 1344054
Notary Public - California
Los Angeles County
My Comm. Expires Feb 22, 2006

FOR NOTARY STAMP

2

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

I have audited the accompanying statement of financial condition of NewPoint Securities, L.L.C. as of December 31, 2005 and related statements of (loss), changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of NewPoint Securities, L.L.C.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NewPoint Securities, L.L.C. as of December 31, 2005 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 7, 2006

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$ 12,943
Clearing Deposit	104,235
Due from Clearing Broker	2,055
Furniture & Equipment Net of $135,249 Depreciation	37,733
Security Deposits	9,938
Total Assets	$ 166,904

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 4,200
Accrued Expenses – State LLC Tax	3,300
Total Liabilities	7,500

Member's Equity

Capital	1,631,607
Accumulated Deficit	(1,472,203)
Total Member's Equity	159,404
Total Liabilities and Member's Equity	$ 166,904

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues - Page 11	$ 198,494
Operating Expenses Page 12	414,731
(Loss) Before Income Tax	(216,237)
Tax Provision	800
Net (Loss)	$(217,037)

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2005	$1,446,607	$(1,255,166)	$ 191,441
Net (Loss)		(217,037)	(217,037)
Capital Contributed	185,000		185,000
Balance, December 31, 2005	$1,631,607	$(1,472,203)	$ 159,404

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

NET CASH PROVIDED BY OPERATIONS	
Net (loss)	$(217,037)
Depreciation	21,600
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Due from clearing broker	4,741
Accounts payable	(1,407)
Accrued expenses	800
NET CASH (REQUIRED) BY OPERATIONS	(191,303)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Furniture & Equipment	(822)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	185,000
NET DECREASE IN CASH	(7,125)
Cash at beginning of period	20,068
CASH BALANCE	$ 12,943
Interest Paid	$ --
Income Tax	$ 800

The accompanying notes are an integral part of these financial statements

NEWPOINT SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION
Newpoint Securities, LLC, the Company was approved as a broker-dealer by the NASD on May 9, 2000. The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all of the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Commission Revenue is recognized on a "Settlement Date Basis." Securities are valued at market.

Property and equipment are being depreciated over 5 years.

NOTE 3 - NET CAPITAL REQUIREMENT
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2005, the Company had a net capital of $111,733 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

On August 27, 2004 the Company was given permission to reduce its net capital requirement from $100,000 to $5,000.

NOTE 4 - OFF BALANCE - SHEET RISK
As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - INCOME TAXES

The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is a minimum state tax ($800) plus a fee based on revenue.

NOTE 7 - CONTINGENT LIABILITIES

The Company executed a new lease running through March 31, 2007. Lease payments are:

2006	$112,200
2007	28,463
	$140,663

The Company settled all its outstanding arbitrations in 2004.

NOTE 8 – RELATED PARTY TRANSACTIONS & EXPENSE SHARING

The Company does not have a written expense sharing agreement. All officers and staff who assist in the broker-dealer's operations are paid by a related company. Rent and certain other expenses are paid by the Company.

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C-3

Newpoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Newpoint Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

NEWPOINT SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 159,404
Less: Non allowable assets - Schedule	(48,286)
Haircuts – money market	(212)
NET CAPITAL	$ 110,906
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 500
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 105,906
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 110,156
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,500
Percentage of aggregate indebtedness to net capital	6.76%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2005 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 111,705
Accrued State LLC Tax	(800)
Rounding	1
AUDITED	$ 110,906

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
NON ALLOWABLE ASSETS
DECEMBER 31, 2005

NON ALLOWABLE ASSETS

Net Property & Equipment	$ 37,733
Deposits	9,938
Due from Clearing Broker	615
TOTAL NON ALLOWABLE ASSETS	$ 48,286

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2005 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 7, 2006

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF REVENUE
FOR THE YEAR ENDED DECEMBER 31, 2005

Listed Equity	$ 912
Insurance/Annuities Commissions	28,787
Retail Mutual Fund Commissions	16,916
PGA Distribution – IRA	676
Dreyfus Money Fund	1,738
OTC & Other Business	8,990
Listed Options	12,293
Corporate Bond	175
Trading Profit/Loss	25
Error Account	(2)
Interest	9,322
Other Income	13,764
Settlement	104,898
Total Revenue	$198,494

The accompanying notes are an integral part of these financial statements.

NEWPOINT SECURITIES, L.L.C.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Accounting	$ 23,557
Advertising	89
Bank Charges	902
Clearing Charges	13,822
Computer	2,079
Depreciation	21,600
Dues and Subscriptions	7,037
Education & Training	722
Insurance	1,141
Internet Provider	12,632
Interest	445
Legal	248
License and Permits	458
Meals & Entertainment	230
NASD Fees/Assessment	4,050
Office Expense	6,291
Office Services	1,200
Outside Services	172,214
Parking	330
Postage and Delivery	470
Rent –Office	105,875
Repairs and Maintenance	5,549
Telephone	14,378
Telecommunications	4,064
Travel	15,263
All Other	85
	$414,731

The accompanying notes are an integral part of these financial statements.

PART II

NEWPOINT SECURITIES, L.L.C.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
NewPoint Securities, L.L.C.
Beverly Hills, California

In planning and performing my audit of the financial statements of NewPoint Securities, L.L.C. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 7, 2006